(FORMERLY FRONTEER DEVELOPMENT GROUP INC.)

(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

This Management’s Discussion and Analysis (“MD&A”) is dated as of May 11, 2010 and should be read in conjunction with the unaudited consolidated financial statements of Fronteer Gold Inc. (the “Company” or “Fronteer” or “We” or “Our” or “Us”) as at March 31, 2010, and the related notes thereto (collectively the “Financial Statements”). We report our financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”).

Our reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. As at March 31, 2010, the value of C$1 was US$0.98 according to the Bank of Canada1. Further information on the Company can be obtained from our Annual Information Form ("AIF") for the year ended December 31, 2009, available on SEDAR at www.sedar.com.

HIGHLIGHTS

  Cash and short-term deposits at March 31, 2010, totaled $170.3 million, up 15% from $147.9 million at Dec. 31, 2009, while long term investments increased to $22.7 million or 36% from $16.6 million at December 31, 2009.
  Recorded net income of $9.8 million or $0.08 per share for the quarter ended March 31, 2010, compared to a net loss of $5.5 million or $0.06 per share for the quarter ended March 31, 2009.
  Completed the sale of our 40% interest in the Agi Dagi and Kirazli gold deposits in Turkey, to Alamos Gold Inc. ("Alamos") for US$16.0 million and 1,600,000 common shares of Alamos (valued at $12.76 per share), recording a net gain of $18.4 million on the sale.
  Continued advancing our three key gold projects in Nevada, with the following highlights:
o

Extended domains of near surface high-grade gold mineralization at Northumberland. Metallurgical results indicate that sulfide gold can be processed with good recoveries (up to 87%) using proven treatment methods.

o	Step-out drilling intersected high-grade, oxide gold mineralization at Long Canyon, demonstrating the deposit's potential for resource growth and enhanced project scope.
o	Intersected additional high-grade, near-surface oxide gold at Sandman. Newmont USA, continue to meet earn-in obligations.
  Strengthened our development and operations team with the hire of a General Manager for Long Canyon and a Manager of Environmental Permitting for Nevada.
  Reported that drilling continues to intersect significant widths of copper-gold mineralization at our Halilaga porphyry project in Turkey. In addition, metallurgical test work indicates that the mineralization responds consistently well to flotation and produced a high-grade concentrate.
  On January 28, 2010, the Nunatsiavut government released its draft Land Use Plan ("LUP") for public comment. The LUP outlines a mechanism for the approval of major mining projects, including uranium, on Nunatsiavut land. The LUP indicates that the Michelin and Jacques Lake deposits are within areas that can be designated for mining.
  Subsequent to March 31, 2010, Fronteer acquired Nevada Eagle Resources LLC, adding 52 properties in total including 44 gold properties to our large Nevada growth pipeline.

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1 Nominal noon rate as per the Bank of Canada.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

OVERVIEW

Fronteer is a gold-focused exploration and development company with three key gold projects in Nevada, USA, a copper-gold porphyry deposit in Turkey and a large uranium project in Labrador. We have a sufficient treasury to advance our gold projects toward production and also to acquire a producing or near-term producing gold project, if the right opportunity is identified. Our shares are listed on the TSX and the NYSE Amex under the symbol FRG.

Mineral Resources

Our measured and indicated resource base, after completion of the sale of our interest in Agi Dagi and Kirazli to Alamos, is 2.9 million ounces gold and 28.0 million ounces of silver and our inferred resource base is 1.1 million ounces gold and 1.7 million ounces of silver.2 The resource base is derived from our interests in four US-based projects

Through our 100% interest in Aurora, a uranium exploration and development company, we own the Michelin Project in Labrador, which has a U3O8 resource base of 83.8 million pounds measured and indicated, and 52.9 million pounds inferred.3

Additional information about each material project is also available in our AIF dated March 29, 2010, as well as in project technical reports filed on SEDAR.

Gold Projects

We have a significant pipeline of gold projects in Nevada. Three advanced projects with resource estimates represent our highest priorities for production:

1.	Northumberland;
2.	Long Canyon; and
3.	Sandman

Our Halilaga copper-gold porphyry project in Turkey, operated by our 60% joint venture partner, does not yet have a resource estimate, however, a resource estimate is planned to be completed by the end of 2010.

Management Changes

We continue to add the right talent to our management team as our key projects advance towards development.

Mr. Guy Jeske P.E. joined us as General Manager of our Long Canyon project. Mr. Jeske has extensive experience in mine operations as general manager or mine superintendent at various mining operations in the United States over the past 27 years, including two years as Vice President and General Manager of the Rochester Mine in Lovelock, Nevada. Mr. Jeske significantly strengthens our team on this project and will be a key member of the team working to permit and develop the project. Mr. Jeske will report to Mr. Jim Lincoln in our Elko, Nevada office.

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2 Northumberland – Indicated ounces: 36,518,000 tonnes at 1.92 grams per tonne gold and 7.72 g/t silver; Inferred: 6,926,000 tonnes at 3.49 g/t gold and 6.3 g/t silver. Long Canyon (project ounces) – Indicated: 4,808,000 tonnes at 2.35 g/t gold; Inferred: 8,780,000 tonnes at 1.63 g/t gold. Sandman – Measured and Indicated: 7,286,000 tonnes at 1.16 g/t gold; Inferred: 1,287,000 tons at 0.92 g/t gold. Zaca – 24,338,000 tonnes at 0.53 g/t gold and 24.21 g/t silver; Inferred: 298,000 tonnes at 0.63 g/t gold and 35.43 g/t silver. 3 Aurora uranium deposits: Measured and Indicated pounds – 40,177,000 tonnes at 0.09% U308; Inferred 29,054,000 tonnes at 0.08% U308.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

Mr. Dan Anderson joined us in the role of Manager, Environment and Permitting in Nevada, strengthening our ability to permit our projects in a timely manner. Mr. Anderson has significant experience permitting both open pit and underground mining operations in Nevada through his time with Placer Dome, Barrick and Great Basin Gold. He has over 25 years of experience in mine permitting, and in the management and coordination of environmental activities related to mine construction and operations. Dan will report to Jim Lincoln in our Elko, Nevada office.

OUTLOOK

We plan to make significant progress during 2010 to advance our three key gold projects in Nevada towards a production decision:

  At Northumberland, we plan on continuing metallurgical work to optimize recoveries and minimize capital and operating costs, as well as undertaking engineering and mining studies. Additional drilling on near surface high grade targets proximal to the existing resource will also be conducted. Once these activities are completed, we plan to complete a preliminary economic assessment. The budget for Northumberland for 2010 is $5.2 million.
  At Long Canyon, a $19.8 million development and exploration program is planned for 2010 to move the project to the pre-feasibility stage. The 2010 work-program will include detailed mining and engineering studies, environmental baseline monitoring, community relations, as well as approximately 45,000 metres of infill and exploration drilling. An updated resource estimate, incorporating 2009 drill results, will be also be completed by the end of the second quarter.
  At Sandman, our joint venture partner will be undertaking an initial US$3 million exploration and development program for 2010 focused on the Silica Ridge and North Hill deposits, and including drill testing new target areas. In addition, geotechnical and metallurgical work will also be carried out. Our joint venture partner continues to meet earn-in obligations and can vest an initial 51% interest in this project by making a positive production decision by June 2011.

Beyond Nevada, our top exploration priority is Halilaga in Turkey, where our joint-venture partner will be operating an exploration program designed to expand and better define a copper-gold porphyry deposit. We believe that drilling to date demonstrates that Halilaga is a significant copper-gold system with excellent upside potential.

We have no revenue-producing operations. Our 2010 global budget, inclusive of exploration, development, capital and general and administrative costs, calls for expenditures by Fronteer of approximately $38.1 million, which represents less than 20% of our current cash, short term deposits and investment balance. Given our strong liquidity position, we do not anticipate any problems in funding our budgeted expenditures. The budget does not include expenditures for acquisitions or opportunities, currently unforeseen which may arise during the year.

For our material gold projects, 2010 actual and 2010 budgeted cash exploration and development expenditures are summarized in the following tables:

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

Fronteer's share of 2010 Actual Expenditures to date and 2010 Anticipated (Budgeted) Expenditures for Priority Gold Projects

Project	Minerals	Actual expenditures to end of Q1 ($ millions)	Annual budgeted expenditures for 2010 ($ millions)(3)	Fronteer ownership%
Northumberland, NV	Gold	0.8	5.2	100%
Long Canyon, NV	Gold	0.4	10.1 (1)	51%
Sandman, NV (2)	Gold	0.1	0.3	95%
Halilaga, Turkey	Copper, Gold	0.2	1.1	40%
Total		1.5	15.9

(1)	For Long Canyon the budget amount excludes amounts for possible additional surface and water right acquisitions.
(2)

For Sandman, Fronteer’s share of the exploration expense is insignificant because of a funding agreement with Newmont Mining Company ("Newmont"). The amount listed as Fronteer’s share is for activities such as joint venture monitoring, attending joint venture meetings and legal expenses. See details below. Newmont has indicated a budget of US$3 million for Sandman in 2010. Newmont has the option to earn a 60% interest in Sandman.

(3)	Actual budget amounts in US$ converted to CDN$ at an exchange rate of $1.06.

PRIORITY GOLD PROJECTS:

Northumberland (100%-owned)

The Northumberland Project is located in northern Nye County in central Nevada, approximately 400 kilometres southeast of Reno, Nevada. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010.

Owing to its 100% ownership status, private surface and mineral rights, and meaningful resource size, this archetypal Carlin-style deposit has strong potential for significant annual production and favorable economics in the current gold-price environment. A comprehensive, multidisciplinary program is underway at Northumberland to select the most viable, near-term development approach.

For the first quarter of 2010, we spent $0.8 million at Northumberland and increased the budget by US$756,000 for drilling of additional high grade zones within the deposit.

Work will focus on the ongoing metallurgical program; completion of additional mining studies; completion of approximately 2,500 metres of drilling of high grade targets; geological and geochemical sampling on recently staked ground adjacent to our private mineral rights; geology studies for structural controls for mineralization and additional reclamation work on the historic leach pads.

During first quarter we announced results from metallurgical work indicating that Northumberland mineralization can be processed with good recoveries using proven treatment methods. The results are the first from of a series of tests on the range of mineralization styles found at Northumberland. The studies yielded sulfide gold recoveries of up to 87% for samples that are considered refractory in nature, and 89% for samples considered to be transitional material. Recoveries of 93% were observed on samples with a high cyanide (CN) solubility ratio.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

The outcomes from this test program are very encouraging and will help us to define the economic potential of this project. We are continuing with further metallurgical testing to optimize recoveries and to minimize capital and operating costs.

During first quarter we also reported that drilling has further defined and extended high-grade gold mineralization at Northumberland, clearly demonstrating the presence of high-grade gold domains. These zones are important in understanding the deposit's grade continuity and amenability to either open-pit or underground mining methods. Additional drilling is planned in 2010 to further define and extend these high-grade zones.

Long Canyon (51% owner and operator)

The Long Canyon Project is located in Elko County in northeastern Nevada, approximately 37 kilometres southeast of the town of Wells, NV. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010. The project is a joint venture in which Fronteer holds a majority interest (51%), is project operator and controls the work-program, budgets and timelines. Fronteer and its 49% partner each pay their proportionate share of project costs.

Long Canyon’s first preliminary economic assessment, announced Dec. 1, 2009, supports a financially robust, open-pit, run-of-mine, heap-leach operation.

Our 51% share of project expenditures (including non-cash expenses) for the first quarter of 2010 was $1.1 million before joint venture recoveries of $0.7 million. Activity during the first quarter on the project was minimal as active drilling was halted during the winter months. Drilling resumed in April with two core rigs and two reverse circulation rigs. We expect to complete approximately 45,000 metres of drilling in 2010. Permitting, metallurgical and hydrological work continues. An updated independent resource estimate, incorporating approximately 30,000 metres of drilling completed in 2009, is expected by the end of May 2010.

In first quarter, we reported that 400-metre step-out drilling intersected high-grade, oxide gold mineralization, demonstrating the deposit's potential for resource growth and enhanced project scope

We continue to optimize the project economics through the evaluation and completion of a number of other studies for the project including pit slope evaluations, and an opportunities and risk analysis. Our objective is to advance the project through to pre-feasibility as soon as possible.

Sandman (95%-owned, subject to 60% earn in by Newmont)

The Sandman Project is located approximately 21 kilometres west of the town of Winnemucca, Nevada. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010. Newmont USA, the project operator, is a subsidiary of Newmont Mining Corp. of Denver, Colorado.

The Sandman property currently hosts four closely spaced, high-grade oxide gold deposits that are near-surface, amenable to open pit mining, and open for expansion. Sandman is within trucking distance to Newmont's Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

During the first quarter of 2010, Newmont USA expended approximately US$450,000 at Sandman, commencing a 19-hole infill program on the Silica Ridge deposit and reviewing 2009 field data in preparation for the 2010 program. Newmont will wait for the approval of the new Plan of Operations before initiating their official 2010 field program. Newmont recently advised us that their planned expenditure for 2010 is US$3 million, with an additional $3 million remaining to be spent by June 2011 in order to fulfill their earn-in obligations.

As of March 31, 2010, Newmont USA has spent approximately US$9.25 million at Sandman out of US$14 million (or 66%) of the required amount to earn a 51%% interest. In addition to its expenditure requirement, by June 2011 Newmont must also make a production decision supported by a bankable feasibility study, report reserves, make a commitment to fund and construct a mine, advance the necessary permits, and contribute adjacent mineral interest to the joint venture.

Newmont USA may earn an additional 9% interest in Sandman by spending a further US$9 million on development. We retain a 2% NSR on production of the first 310,000 ounces at Sandman. We can also elect to have Newmont USA arrange financing for up to 40% of development costs. As a result of the Sandman Agreement, future exploration, development, and feasibility studies will be managed by Newmont USA as operator, unless Newmont USA does not elect to earn its interest.

We believe Newmont’s closely spaced, large diameter PQ core drilling will strengthen both the definition and grade of Sandman’s Southeast Pediment and Silica Ridge deposits. The current resource estimate does not reflect the results of the last two years of drilling by Newmont. We have reported that 24% of all holes (26 out of 110) drilled by Newmont have returned intercepts of greater than 10 g/t gold over more than 1.0 metres. Approval for an expanded Plan of Operations was received in May of 2010, which allows Newmont to complete exploration drilling to test up to eight new targets. Ongoing development drilling and additional geotechnical and metallurgical work are also expected in 2010.

Halilaga (40% owned)

The Halilaga copper-gold project is located approximately 45 kilometres southeast of the town of Çanakkale, in Çanakkale province, Turkey. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010. Our 60% joint-venture partner is a Turkish subsidiary of Vancouver-based Teck Resources Ltd (“Teck”). Teck solely funded the 2009 program as a condition of the original agreement. Going forward, we will be responsible for our 40% share of the costs at Halilaga.

Drilling to date shows that Halilaga is a significant copper-gold porphyry system. It is proximal to excellent infrastructure and is located in an active mining jurisdiction. A $2.7 million drill program has been planned for 2010 and is anticipated to begin in May. The program will include 10,000 metres of core drilling, with 8,500 metres of drilling planned for the Kestane zone in 17 holes, and the remainder planned for targets outside the Kestane zone. Assuming sufficient drilling has been completed, we also anticipate completing a project first resource estimate by year-end. Our 40% share of the Phase I costs are approximately $1.1 million.

In the first quarter, we announced preliminary metallurgical test work that was conducted in 2008. Composites were taken from the first 200 metres of samples from two holes (HD-01 and HD-04). Initial tests determined that mineralized samples responded consistently well to flotation and produced a high-grade concentrate. Copper and gold were effectively recovered using a simple, open-circuit flotation flow-sheet. A final concentrate grade of 35-40% copper with 85-90% overall copper recovery was achievable using three stages of cleaning. Gold grades in the final concentrate were approximately 25 grams per tonne with overall gold recovery in the range of 65-70%. These test results are preliminary and not optimized. It is expected that further optimization of test conditions will result in improvements in copper and gold recoveries at the same concentrate grades.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

We also announced significant widths of copper-gold mineralization from drilling that extended mineralization over a strike length of 1,200 metres and a width of 400 metres, with thicknesses ranging up to 400 metres. An important component of this deposit is the occurrence of a higher-grade copper-gold enrichment zone starting at, or near surface, and which locally reaches up to 40 metres in thickness.

The Turkish government announced in late 2009 that it would be amending its mining law and, as a result, no further forestry permits (necessary for constructing drill roads) would be issued until the mining law is amended. Several amendments are expected to be passed into law by the end of May 2010, allowing for the issuance of forestry permits. Initial drilling at Halilaga would not be affected as there are a number of drill sites already permitted.

MICHELIN URANIUM PROJECT

Through Aurora, we own 100% of the Michelin Project located south of Kaipokok Bay on the coast of Labrador. A complete property description, including size and annual holding costs, is contained in the AIF dated March 30, 2010. During the first quarter of 2009 we increased our ownership of Aurora to 92.1% from 42.2% . In April 2009 we completed the acquisition of the remaining 7.9% of the common shares of Aurora giving us 100%.

During the first quarter of 2010, we spent at total of $0.6 million on the Michelin project. For 2010, we have a development budget of $3.3 million which will focus on finalizing tailings management options, infrastructure design studies, ongoing environmental baseline studies and continuing community consultation.

On January 28, 2010, the Nunatsiavut government released its draft LUP for public comment. The LUP outlines a mechanism for the approval of major mining projects, including uranium, on Nunatsiavut land. The LUP indicates that the Michelin and Jacques Lake deposits are within areas that can be designated for mining. Fronteer will endeavour to comply with any permitting requirements associated with its ongoing exploration activities and any potential future mining operations as called for in the LUP and other government legislation governing mining operations.

The restriction on actual mining is anticipated to be removed on or before March 2011 once the land use plan has been ratified and environmental legislation has been completed. Aurora submitted minor comments on the first draft of the plan and will be monitoring development as the plan moves to completion.

Aurora has undertaken an extensive community engagement initiative to build understanding around mining and the benefits communities can expect to derive from the Michelin Project. The initiative includes: holding open houses in all North Coast Labrador communities; conducting small group and one-on-one meetings; meeting local government representatives; opening information centres in Aurora’s Postville and Makkovik offices; and developing a targeted youth and elder information program. Responses to these community initiatives have been very positive, with high attendance and growing interest.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

We will continue to focus on community consultations with Labrador residents outlining the environmental health and safety aspects of the Michelin Project and long-term economic benefits. Meetings with the Michelin Project Community Panel are part of this ongoing consultation. Environmental baseline studies are ongoing and Aurora continues to update a project registration document for the Michelin Project to ensure it is ready to be filed with the Federal, Provincial and Nunatsiavut regulators.

OTHER PROJECTS

Our strategy of building an enduring gold growth business requires a full pipeline of high-quality projects, from exploration to production.

Subsequent to quarter end, we acquired 100% of Nevada Eagle LLC for US$4.75 million. Through this transaction, we add an additional 44 gold properties to our large Nevada growth pipeline, reinforcing a commitment to creating value in a jurisdiction that is at the very heart of the company's operations. The portfolio currently generates positive cash-flow from existing lease and option payments. Estimated cash flow from the portfolio in 2010 is US$437,000, in addition to shares in certain partner companies.

In 2009, we undertook an extensive project generative effort in the Eastern Great Basin area of Nevada. As a result of this effort, we identified and staked or optioned numerous new projects for follow up work in 2010.

During the quarter we concluded that one of these projects, called Richmond Summit, provided results that were unsatisfactory and we decided to halt further work. Accordingly $0.8 million of deferred exploration costs on this property were written off in the first quarter

We continue to explore the TV Tower property (60% Teck / 40% Fronteer), in Turkey. TV Tower is a high sulphidation gold target, similar to the Agi Dagi and Kirazli properties. For 2010, the joint venture has proposed a $0.8 million program (our share $0.3 million) consisting of IP and ground magnetic surveys as well as additional geological mapping and rock chip / soil geochemical sampling and 2,000 metres of drilling. The project is expected to start in July upon receipt of final permits.

SCIENTIFIC AND TECHNICAL DISCLOSURE

All scientific and technical disclosure on our property interests set forth above has been prepared under the supervision of and verified by Ian Cunningham-Dunlop, Vice president, Exploration of Fronteer, a “qualified person” within the meaning of NI 43-101.

INVESTMENTS

During the second quarter of 2009 we acquired six million units of Vancouver-based East Asia Minerals Corporation ("East Asia") (TSX-V: EAS) as part of a non-brokered private placement. East Asia has gold and gold-copper projects. Our purchase price was approximately $3.1 million or $0.51 per unit. Each unit was comprised of one common share of East Asia and one-half of one common share purchase warrant. Each whole warrant entitled us to acquire one common share at an exercise price of $0.75 for a period until December 19, 2011. The shares of East Asia appreciated significantly and were sold in 2009. During the first quarter of 2010 we exercised our warrants and sold the common shares at an average price of $4.04, resulting in net proceeds of $9.8 million.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

During the first quarter we acquired 1.6 million common shares of Alamos as partial payment for our sale to Alamos of our 40% interest in two gold deposits in Turkey called Agi Dagi and Kirazli.

Ongoing obligations related to divestiture of Agi Dagi and Kirazli

Teck and Fronteer completed the sale of our respective 60% and 40% interests in the Agi Dagi and Kirazli properties to Alamos on January 5, 2010. As noted above, we received US$16 million and 1.6 million shares of Alamos for our interest. As at the closing date, the closing price of Alamos on the TSX was $12.67, equivalent to $20.3 million for the 1.6 million shares. At March 31, 2010, these shares have been recorded at their fair value of $21.7 million, with the resulting gain, credited to other comprehensive income.

We retain the obligation to pay to Teck a production bonus of US$10 per ounce for every ounce of gold, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within a defined resource area on the projects. The total value of this obligation could be as much as US$8.5 million if all of the gold is produced. Alamos has agreed to provide Teck and Fronteer access to future production data in order to calculate any production bonus amount owing to Teck by Fronteer. For the first quarter of 2010 we have recorded a long-term liability equal to $5.1 million, the discounted fair value of the estimated production bonus payable in future years should the Agi Dagi and Kirazli projects go into production. The calculation was prepared using recent production estimates made public by Alamos. This long term liability has reduced the gain the Company has recognized on the sale of the Agi Dagi and Kirazli properties. The liability amount will be adjusted periodically to account for adjustments in production forecasts by Alamos and to account for the time value of money with any adjustment being accreted to operations in the period of the adjustment.

RESULTS OF OPERATIONS

QUARTER ENDED MARCH 31, 2010 VS QUARTER ENDED MARCH 31, 2009

For year three months ended March 31, 2010, we earned $9.8 million, or $0.08 per share, while for the three months ended March 31, 2009, we lost $5.5 million, or $0.06 per share. Contributing to the change year over year was a net $18.4 million gain on the sale of the Agi Dagi and Kirazli projects, a loss of $3.7 million on the sale of certain portfolio investments, an increase in stock based compensation expense, wages and benefits and property investigation costs and the write-down of mineral property costs. In addition, we realized a foreign exchange gain of $1.1 million as a result of a weakening US dollar compared to a foreign exchange loss of $1.3 million in the prior year.

Stock based compensation expense, arising from the vesting of granted employee stock options, totaled $3.5 million for the first quarter of 2010, as compared to $2.4 million for the same period in 2009. Stock based compensation expense varies from period to period depending on several factors, including whether options are granted in a period and whether options have fully vested or were cancelled in a period.

Wages and benefits costs increased to $1.4 million during the quarter ended March 31, 2010 or up 16.2%, compared to $1.2 million for the same period in 2009. Office and general costs increased by 68.6% to $0.8 million during the first quarter of 2010 compared to $0.5 million for the same period in 2009. In March 2009, we began to consolidate the results of Aurora upon acquiring control of Aurora which resulted in the recognition of additional wages and benefits expense and office and general costs. Prior to March 2009, Aurora was accounted for as an equity investment with our share of Aurora's income or loss separately identified on the statement of operations.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

Property investigation costs, which include the costs of due diligence and exploration of projects under investigation for acquisition, increased by 98.4% to $1.0 million in the first quarter of 2010 compared to $0.5 million in 2009. Project investigations are a core part of our business and growth strategy and we remain active in identifying projects that will enhance our growth pipeline, including identifying producing or near term producing assets for acquisition.

Write-downs of exploration properties and deferred exploration expenditures were $0.8 million for the first quarter of 2010 compared to nil for the same period in 2009. Due to unsatisfactory exploration results, we wrote off the deferred exploration costs for the Richmond Summit property.

Other income, which consisted primarily of a gain on the sale of assets in Turkey, gains and losses on the sale of available for sale investments, foreign exchange gains or losses and interest income, totaled $16.6 million for the first quarter of 2010, compared to a loss of $1.3 million for the first quarter in 2009.

In January 2010, Fronteer, Teck and Alamos completed a transaction whereby Alamos acquired 100% of the Agi Dagi and Kirazli gold projects from Teck and Fronteer through the acquisition of certain Turkish subsidiaries held directly by Teck and indirectly by Fronteer through its wholly-owned subsidiary. Alamos paid US$40 million cash and issued an aggregate of 4 million Alamos common shares in total consideration to the Teck group (as to 60%) and the Fronteer group (as to 40%) for acquiring these two projects. The common shares were issued on a private placement basis and are subject to a four-month hold period. As a result of this sale, we recorded a net gain of $18.4 million.

Also during the first quarter we exercised our warrants in East Asia Minerals Corp. and sold the underlying common shares of East Asia realizing net proceeds of $9.8 million. As the value ascribed to the warrants at December 31, 2009, was higher than the amount the shares were ultimately sold for, we realized a loss on the sale of approximately $2.6 million. Our total gain from the East Asia investment realized in 2009 and the first quarter of 2010 was $18.6 million. We also sold another available for sale investment at a loss of $1.16 million as the business justification for holding the investment was no longer warranted.

We realized a net $1.1 million foreign exchange gain for the three months ended March 31, 2010, compared to a foreign exchange loss of $1.3 million for the same period in 2009. We have a sizeable future income tax liability that is denominated in United States dollars. The United States dollar weakened during the quarter, resulting in the recording of the unrealized foreign exchange gain which was offset by a foreign exchange loss realized on US$ denominated cash investments.

Total assets at March 31, 2010, were $538.8 million, up 3.3% from $521.2 million at December 31, 2009, primarily as a result of receipt of proceeds from the sale of the Turkish assets. Offsetting the sale of the Turkish assets was cash used in operating activities of $4.6 million. During the first quarter of 2010, we realized cash inflows from the exercise of options of approximately $0.5 million.

We have not yet completed feasibility studies to determine whether any of our exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

ACQUISITION OF AURORA

On March 2, 2009, we increased our ownership of Aurora to 92.1% of the issued and outstanding shares from 42.2% by issuing 30,134,229 of our common shares at a price of $2.90. As a result of our significant shareholding in Aurora, we began to consolidate 100% of the financial results of Aurora. We completed a second-step acquisition on April 21, 2009 by issuing a further 4,806,661 of our shares for the remaining 7.9% of Aurora. The transaction has been accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of the acquisition.

Based upon the March 2, 2009, balance sheet of Aurora, the final allocation of the purchase price is summarized in the table below (in thousands of dollars).

Purchase price:
34,940,890 common shares of Fronteer	$101,329
Options exercisable into shares of Fronteer	3,023
Acquisition costs	2,192
$106,544
Existing book value of equity investment in Aurora	74,042
$180,586

The purchase price and existing book value of equity investment in Aurora were allocated as follows:

Net assets acquired:
Current assets	$98,503
Other assets	1,800
Exploration properties and deferred exploration expenditures	92,369
Other liabilities	(3,378)
Future income tax liability	(8,708)
$180,586

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

SUMMARY OF QUARTERLY RESULTS

The following information (in thousands of $, except per share amounts) is derived from our quarterly consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

	Mar 2010 $	Dec 2009 $	Sep 2009 $	June 2009 $	Mar 2009 $	Dec 2008 $	Sept 2008 $	Jun 2008 $
Income (loss) before discontinued operations	9,758	7,438	11,889	1,486	(5,452)	(19,039)	(5,086)	(1,360)
Basic earnings (loss) per share before discontinued operations	0.08	0.07	0.10	0.01	(0.06)	(0.23)	(0.06)	(0.02)
Diluted earnings (loss) per share before discontinued	0.08	0.07	0.09	0.01	(0.06)	(0.23)	(0.06)	(0.02)
operations Net earnings (loss) for the period	9,758	7,438	11,889	1,486	(5,452)	(19,039)	(5,086)	(1,360)
Basic earnings (loss) per share for the period	0.08	0.07	0.10	0.01	(0.06)	(0.23)	(0.06)	(0.02)
Diluted earnings (loss) per share for the period	0.08	0.07	0.09	0.01	(0.06)	(0.23)	(0.06)	(0.02

For the three months ended March 31, 2010, we recorded a gain of $18.4 million on the sale of the Agi Dagi and Kirazli projects to Alamos. In addition we recoded a net loss of $3.7 million on the sale of various available for sale investments. In addition, we recorded a net unrealized foreign exchange gain of $1.1 million on certain US$ denominated future income tax liabilities and US dollars held as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $0.8 million in exploration property and deferred exploration expenditures relating to the Richmond Summit property.

For the three months ended December 31, 2009, we recorded a further $6.2 million gain on the fair market value adjustment of the warrants of East Asia. In addition, we recorded an unrealized foreign exchange gain of $1.5 million on certain US$ denominated liabilities as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $1.1 million in exploration property and deferred exploration expenditures.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

For the three months ended September 30, 2009, we realized a gain on the sale of shares of East Asia in the amount of $9.3 million and realized a further $5.0 million gain on the fair market value adjustment of the warrants of East Asia. In addition, we recorded an unrealized foreign exchange gain of $3.2 million on certain US$ denominated liabilities as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $3.6 million in exploration property and deferred exploration expenditures when it was determined that we would no longer explore the underlying mineral interests.

For the three months ended June 30, 2009, we incurred a significant increase in operating expenses, primarily as a result of consolidating the results of Aurora for a full quarter. During the quarter, we wrote-off $0.6 million in mineral property and deferred exploration costs attributed to the Mill Creek and Bell Creek properties, upon abandonment of the mineral leases. An internal assessment of the leases determined that further work was not warranted. We also realized a $4.1 million foreign exchange gain, primarily on a U.S. dollar denominated future income tax liability, as a result of the weakening U.S. dollar during the quarter.

For the three months ended March 31, 2009, we recorded stock-based compensation expense (non-cash expense) of $2.4 million. We also recognized a foreign exchange loss of $1.3 million, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability and we realized our portion of the equity loss in Aurora up to March 2, 2009 of $0.9 million. We began to consolidate 100% of the results of Aurora after March 2, 2009. Finally, we recorded a significant future income tax recovery of $1.8 million.

For the three months ended December 31, 2008, we wrote-off exploration expenditures totaling $8.7 million, primarily relating to our Wernecke Properties in the Yukon, Canada and recorded a stock-based compensation expense (non-cash expense) of $0.6 million. A significant foreign exchange loss of $9.3 million was recorded in the quarter, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability. We also recorded a future income tax recovery of $2.7 million.

For the three months ended September 30, 2008, we recorded a stock-based compensation expense (non-cash expense) of $0.7 million. We also recognized a foreign exchange loss of $1.5 million, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability. We also recorded a future income tax recovery of $0.5 million and wrote-off exploration expenditures totaling $1.6 million, primarily relating to the Antelope Creek property.

For the three months ended June 30, 2008, we recorded a stock-based compensation expense of $0.6 million. We also recognized a foreign exchange gain of $0.7 million, which arose mainly on the revaluation of its future income tax liability. In addition, we recorded a future income tax recovery of $0.6 million.

LIQUIDITY

We currently have no operating revenues other than interest income and rely primarily on equity issuances and on occasion asset sales to fund our exploration and administrative costs.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

We had the following contractual obligations as at March 31, 2010:

	Payments Due by Period (in thousands of $)
Contractual obligations	Total	1-3 years	4-5 years	> 5 years
Operating leases	4,160	2,536	692	932
Property leases (1)	1,559	390	240	929
Asset retirement obligation)	1,066	-	-	1,066
Other long term liability (2)	5,125	1,434	1,264	2,427

(1)	the majority of these lease payments are optional. Should we wish to give up the claim or lease, the payment is not required.
(2)	amount relates to the estimated production bonus payable on the Agi Dagi and Kirazli deposits.

We have no debt. The only long-term lease commitments are the operating leases for our office premises and equipment. We also have obligations on our mineral property interests that should we wish to continue having a right to the mineral interest of a property, cash payments to the government or underlying land or mineral interest owner, may be required. Most of these are not firm commitments, with such obligations being eliminated should we choose to no longer invest funds exploring the property. Restricted cash on our balance sheet of $0.6 million relates to escrowed funds set aside to ensure the newly drilled water well at Long Canyon can be effectively connected to the local water supply. Once the well receives final sign-off from the relevant authorities, the funds will be released from escrow.

At March 31, 2010, we had cash and short-term deposits on our balance sheet of $170.3 million and working capital of $167.8 million as compared to cash and short-term deposits of $147.9 million and working capital of $144.5 million at December 31, 2009. The change in cash and short-term deposits and working capital of $22.4 million and $23.3 million, respectively, is primarily due to cash received from the sale of our interest in the Agi Dagi and Kirazli deposits of US$16.0 million and the exercise of our EAS warrants and sale of the underlying shares for $9.9 million, offset by cash exploration expenditures (net of recoveries) of $1.6 million and cash used in operations of $4.6 million. At May 11, 2010, we have cash and short term deposits of approximately $163 million.

We believe that our current cash resources are sufficient to fund our currently planned exploration and administrative budget through 2010 and beyond and should provide us sufficient resources to actively pursue acquisitions for our exploration and development property portfolio without the need to raise capital in the near to mid term. We continue to look at other properties for acquisition.

On a longer term outlook, should the global economic conditions persist and project financing continue to be difficult to obtain, it may limit our ability to develop and/or further explore our properties.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

HEALTH, SAFETY AND ENVIRONMENT

We place a great emphasis on providing a safe and secure working environment for all of our employees and protecting the environment. There were no lost time accidents or significant environmental incidents at any of our operations in the first quarter of 2010.

We are subject to federal, provincial, territorial and state, and local environmental laws and regulations. We have put in place ongoing pollution control and monitoring programs at our properties, and posted surety bonds as required for compliance with provincial, state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. We record the fair value of reclamation and property closure costs, as determined by an independent consultant, in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

At December 31, 2009, we recorded a long term liability totaling $1.1 million, primarily for our reclamation obligation with respect to the Northumberland deposit, which has seen past production. Reclamation of disturbance from prior mining activity, primarily related to reclaiming historic leach pads at Northumberland was carried out in 2009. We anticipate that government authorities will require additional reclamation at the Northumberland site in 2010. We have posted reclamation bonds of US$3.5 million, primarily relating to Northumberland, in satisfaction of these ongoing obligations. We do not believe we have any other significant reclamation liability due to the early stage nature of our remaining exploration projects.

The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and our assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation. To reduce the uncertainty of the amount of the liability, we have contracted SRK Consulting to review and analyze the disturbance at each property in Nevada and estimate the cost of reclamation for each site using current dollars. This was then inflation adjusted and discounted to December 31, 2009, to arrive at the liability amount. The calculation is updated once annually.

Please see the "Health, Safety and Environment" section of our MD&A at December 31, 2009 for a further analysis of our environmental risks.

CAPITAL RESOURCES

At March 31, 2010, we have $169.7 million in cash (unrestricted) and short-term deposits. We also have 14,076,205 stock options (including former Aurora options) outstanding which could potentially bring an additional $92.1 million to our treasury upon exercise. At March 31, 2010, a total of 5,449,175 outstanding vested options with a weighted average exercise price of $3.61 were actually in the money. We have no outstanding debt facility upon which to draw.

OFF-BALANCE SHEET ARRANGEMENTS

We have approximately US$3.5 million in standby Letters of Credit with a US bank for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part by Certificates of Deposits.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

We have no other off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

We had no related party transactions during the year.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, we are continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions pending that would affect our financial condition, results of operations and cash flows of any asset.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

Our management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

OTHER SUBSEQUENT EVENTS

Subsequent to March 31, 2010, 283,124 stock options were exercised for total proceeds of $933,544 to the Company and 75,000 options were granted to employees of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of the production bonus liability to be recognized for the Agi Dagi and Kirazli deposits, determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include, but are not limited to, risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy, changes in foreign exchange rates, changes in actual amounts mined from the Agi Dagi and Kirazli deposits and changes in mineral prices.

We regularly review the net carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has the necessary funds to be able to maintain its interest in the mineral property. We believe we have made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. We have the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation are estimated and have been accrued as a liability in the financial statements.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on our balance sheet. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. The estimates were chosen after reviewing the historical life of the options and analyzing share price history to determine volatility.

Management also makes assumptions about the volatility of underlying share prices of its investment in warrants of other companies and the expected life of the warrant. These estimates affect the warrants value recognized and the underlying gain or loss recorded as mark to market adjustments. The estimates are chosen after analyzing the share price history and managements intentions about holding the investment.

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

We have relied on estimates made by Alamos of the potential gold to be mined from the Agi Dagi and Kirazli deposits and have followed their published assumptions on when production will commence and annual production rates. Management has made assumptions on the appropriate discount rate to apply to the liability. These assumptions may change over time as Alamos advances the projects through feasibility.

Finally, management is required to estimate the value of the underlying assets and liabilities acquired on an asset acquisition, Included in the allocation of the purchase price, is the value of any employee stock options assumed in the transaction. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. Management has also made assumptions on the recoverability of accounts receivable and prepaid expenses acquired, as well as the value of any intangible assets and mineral properties that have been acquired. Management may use significant judgement in the determination of an assets value and may look to comparable transactions for guidance or make assumptions in determining cash flows from a given asset or liability, such as suitable discount rates.

We are not currently, and have not at any time during our most recently completed financial period, been a party to, nor has any of its property been the subject of, any material legal proceedings or regulatory actions. Except as described below, we are not aware of any such proceedings or actions threatened or known to be contemplated.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

LEGAL MATTERS

Please see our AIF dated March 29, 2009, for a discussion of our current legal matters. There have been no significant changes to the description of these matters as indicated in the AIF dated March 29, 2010.

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

We are exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Our credit risk is primarily attributable to its liquid financial assets. We limit exposure to credit risk and liquid financial assets through maintaining our cash and equivalents, short term deposits with Canadian Chartered Banks and our reclamation deposits with A+ or higher rated US financial institutions. We do not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

We manage our capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and our holdings of cash and cash equivalents. We believe that these sources should be sufficient to cover the likely short term requirements. In the long term, we may have to issue additional shares or sell certain assets to ensure there is sufficient capital to meet long term objectives. Our cash and equivalents are invested in business bank accounts and are available on demand for our programs, and are not invested in any asset backed deposits/investments. All financial liabilities are payable within a 90 day period and are to be funded from cash on hand.

Market Risk

The significant market risks to which we are exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of our operations are exposed to currency fluctuations. Our operating results and financial position are reported in Canadian dollars in our consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon our financial results and may also affect the value of our assets, liabilities and shareholders’ equity. As at March 31, 2010, we have not entered into any derivative contracts to manage foreign exchange risk.

Financial instruments that impact our net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of our net income and other comprehensive income due to changes in the exchange rate between the US dollar and the Canadian dollar is summarized in the table below (dollar amounts in thousands):

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

	As at March 31, 2010
	(in thousands)
	10%	10%
	increase in USD	decrease in USD
(Increase) decrease in net income and comprehensive income	$3,652	($3,320)

Our exposure in Turkey on fluctuations of the Turkish Lira is considered minimal given lower levels of activity.

Interest Rate Risk

We are exposed to interest rate risk on our outstanding short term investments. Our policy is to invest cash at fixed and floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. We monitor this exposure and do not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at March 31, 2010, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net income by $0.3 million. There would be no significant effect on other comprehensive income.

Commodity Price Risk

The value of our mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. We do not have any hedging or other commodity based risks respecting our operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of our control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

The carrying value of our financial assets and liabilities approximate their estimated fair value.

The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

Our financial liabilities are not exposed to interest rate risk.

Equity Price Risk

Equity price risk is the risk that the fair value of, or future cash flows from our financial instruments will significantly fluctuate because of changes in market prices. We are exposed to equity price risk in trading investments and unfavorable market conditions that could result in dispositions of our investments at less than favorable prices. Additionally, we mark our investments to market at each reporting period. This process could result in significant write downs of our investments over one or more reporting periods, particularly during periods of declining resource equity markets.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

For information on changes to accounting policies and new accounting pronouncements, please refer to our disclosure in the December 31, 2009 MD&A.

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. We commenced our IFRS conversion project in late 2007. With the assistance of an external expert advisor, we have completed a high level review of the major differences between Canadian GAAP and IFRS as applicable to us and assessed the options under IFRS 1 upon conversion to IFRS. We have hired additional staff to decrease our subsequent reliance on external advisors and to perform a more detailed impact assessment of the new standards on our current accounting policies.

The areas of the financial statements that were initially identified as being the most affected by the transition are: foreign currency, stock based payments and income taxes. Our initial assessments of the impact from these areas have not resulted in a material adjustment. Detailed analyses are currently underway to ensure completeness and quantification of the effect of transition.

The preparation of preliminary drafts of accounting policies are currently underway in conjunction with discussions and evaluations of the accounting policy choices available to us under IFRS 1 and other relevant standards. At present there are no plans to change existing accounting policies under Canadian GAAP that are also permissible under IFRS.

Preliminary drafts of financial statement disclosures have been prepared in order to ensure systems are in place to collect the necessary data; to date no significant changes to current procedures have been identified.

This assessment has been carried out based on management’s interpretation of the current requirements, and may change as new information becomes available. It should also be noted that this is a preliminary review and a full conversion exercise, although underway, has yet to be completed.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the quarter end to May 11, 2010:

Number of
common shares
Balance, March 31, 2010	119,938,359
Shares issued on exercise of options	283,124
Balance, May 11, 2010	120,221,483

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral resources, the timing and amount of estimated production, costs of production, resource determination, timing of engineering and economic studies and exploration programs. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of Fronteer to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in our AIF for the year ended December 31, 2009 incorporated by reference into our Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C and available on SEDAR at www.sedar.com.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in Fronteer.

CAUTIONARY LANGUAGE REGARDING RESOURCES

Readers should refer to our AIF for the year ended December 31, 2009 and other continuous disclosure documents filed by us since January 1, 2010 available at www.sedar.com, for further information on resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Fronteer Gold Inc. Management’s Discussion and Analysis, First Quarter 2010

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and Chief Executive Officer	Chief Financial Officer and
Corporate Secretary

May 11, 2010